Exhibit 29

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

ANDREW J. LEVANDER

andrew.levander@dechert.com

+1 212 698 3683 Direct

+1 212 698 0483 Fax

August 22, 2023

VIA EMAIL AND OVERNIGHT COURIER

Marcy Engel, Chairperson of the Board of Directors

Sculptor Capital Management

Attention: Chief Legal Officer

9 West 57th Street

New York, New York 10019

cc: David Levine, Chief Legal Officer

Re:	Demand for Inspection of Books and Records Pursuant to Section 220(b) of the Delaware General Corporation Law

Dear Ms. Engel:

We write on behalf of Daniel S. Och, Harold Kelly, Richard Lyon, James O’Connor, and Zoltan Varga (the “Founders”), who are among the original stockholders of Sculptor Capital Management, Inc. (“Sculptor” or the “Company”).1 The Founders have serious concerns that the Board of Directors (the “Board”) has, once again, breached its duties to the Company’s stockholders in connection with the proposed acquisition of the Company by Rithm Capital Corp. (“Rithm”). The Founders submit this letter to obtain the books and records necessary to protect the interests of all stockholders from a flawed process that has resulted in management disadvantaging the stockholders for its unwarranted benefit.

On July 23, 2023, the Board announced that Rithm would acquire Sculptor for $639 million (the “Merger”), which would pay $11.15 per Class A share of the Company (the “Public Merger Consideration”). The Merger amounts to a concession that the Board has decimated the equity value of the Company through its lack of oversight and its capitulation to management’s demands. Just over 18 months ago, on December 17, 2021, the Company’s stock was trading at nearly twice that price, at $20.02. On that day, the Board rubber-stamped CEO Jimmy Levin’s exorbitant and unwarranted compensation package (the “Compensation Package”). Since then, the stock price has cratered, reflecting the foreseeable consequence of the Board’s disregard of its fiduciary duties: shifting stockholder value to management.

[1]

Each of the Founders is a record owner of at least 300,000 Class A Units and an equal number of Class B Shares. Combined, they own about 10 million Class A Units/Class B Shares out of the 65.4 million shares reported outstanding. The Founders also hold as of record a significant number of Class B Shares. The Founders have continuously held Sculptor stock since the Company went public in 2007.

The Founders have long urged the Board to take the necessary actions to remediate the losses caused by the directors’ breaches of their fiduciary duties. Yet, by approving the Rithm deal, the Board has crystallized the immense losses caused by the Board’s utter failures to discharge its duties. As reflected in the preliminary proxy statement (the “Preliminary Proxy”), issued on August 21, 2023, Sculptor’s management team dominated the Board’s sales process to the detriment of stockholders. At every stage, the Special Committee took the position that the only deal that could be approved by the Company would be one that valued the Company subject to the Compensation Package and that received affirmative approval and support from Mr. Levin and his management team. The Special Committee turned down multiple bids with a higher potential stock price because they did not provide sufficient assurances that management would be both retained and compensated at stratospheric levels. And the Special Committee’s defense of management’s interests came directly at the expense of the stockholders. Rithm itself initially agreed to offer $12 a share to the Class A stockholders, but revised its offer down a full dollar, because “it would need to spend more money than anticipated in the form of a long-term incentive plan and retention plan for the Company’s senior leadership.” Preliminary Proxy at 59.

Through the Merger, Mr. Levin and his management team have exercised control over the sale process to benefit themselves and divert value from the stockholders. With the Board’s approval, Rithm and management locked in the terms of the Compensation Package and granted additional benefits to management at the stockholders’ expense. The compensation arrangements pay tens of millions of dollars in unvested equity, most of which goes to Mr. Levin and senior management. In addition, Mr. Levin has reached a side agreement with Rithm that grants him both a guaranteed floor of compensation and an indefensible option to renegotiate for more as soon as the deal has been closed. Id. at 96-97. Mr. Levin’s walk-away right—which lets him leave the combined Company with a “golden parachute” at the end of 2024 if Rithm does not renegotiate his contract—is a valuable right that surely subtracted from what Rithm could pay the stockholders and that ensures only future instability for the Company, its stockholders, and its limited partners. Id. at 101.

The Board had its own self-interested reasons for approving the Merger. Since December 2021, the Board has operated under the specter of liability for breaching its fiduciary duty when it approved the Compensation Package. Unsurprisingly, the Special Committee, whose members are subject to that liability threat, did not seek value from Rithm for those valuable claims. To the contrary, with the Merger, the Board surreptitiously seeks to eliminate this threat by cashing out the stockholders and selling to Rithm on terms that minimize any reasonable possibility of an action against Mr. Levin or the directors for the past harm to the Company.

With the Company co-opted in support of the Merger, the Company and Rithm took two steps to mute stockholder dissent. First, Mr. Levin and other executives signed voting agreements with Rithm (the “Voting Agreements”), providing that they would use their combined voting power, amounting to 26% of the Company’s outstanding shares, to vote “FOR” the Merger and against alternatives, thereby (1) securing the approval of over half of the statutorily required stockholder vote and (2) deterring other interested parties from making better bids for the stockholders that do not favor management.

Second, the merger agreement purports to exclude the votes of the Founders and other Class A Unit Holders from the vote of disinterested stockholders, a majority of whose approval is needed for the deal to move forward (the “Disinterested Vote”). As the longest-term stockholders of the Company, the Founders and other Class A Unit Holders are the most likely to oppose the Merger for its destruction of long-term value. The Company’s governing documents promise that Class A Unit Holders (through their Class B shares) shall vote on the same terms as the public stockholders on all Company matters. Yet Rithm and the Company plan to effectively disenfranchise the Founders and other Class A Unit Holders from having their full say on this value-destroying transaction. Because the vote excludes the Class B Shares, the Disinterested Vote is not consistent with the corporate documents and cannot cleanse the self-dealing by the Company’s fiduciaries, which is, in fact, only exacerbated by this construct.

The Founders had hoped that the Special Committee would follow a sound process to secure a deal that maximizes value for all stockholders. Yet the Founders have repeatedly heard from other interested bidders that their expressions of interest in the Company were largely ignored— particularly when those bidders proposed terms that would not accede to management’s demands.

As such, the Founders submit this demand for books and records pursuant to Section 220 of the Delaware General Corporation Law (the “Demand”). The Demand requests books and records necessary to evaluate the fairness of the proposed Merger and the Merger process, investigate potential breaches of duties owed to the Company by the Board and the Company’s executives, and protect the interests of all disinterested stockholders of the Company. This Demand is made under oath and subject to the penalty of perjury under the laws of the State of Delaware. See Limited Power of Attorney, Exhibit 1.

I.	The Sculptor Board Approves A Compensation Package For Management That Destroys Stockholder Value

The Founders’ concerns relating to the Merger reflect the Board and Mr. Levin’s prior actions in breach of their fiduciary duties. At the direction of Mr. Levin, the Board approved the Compensation Package, which, like the now-contemplated Merger, was the result of a process that benefited management rather than the stockholders. The package netted Mr. Levin $145.8 million in 2021—reflecting over 10% of the market capitalization of Sculptor when the Compensation Package was approved and making Mr. Levin the 14th highest paid executive in the United States that year. Institutional Shareholder Services (“ISS”), among other third parties, condemned the “extraordinary magnitude” of the award and noted that it was “excessively dilutive” to stockholders, urging stockholders to withhold votes against the only director on the ballot in 2022.

The Compensation Package reflected Mr. Levin’s control over the Company, rather than an arm’s-length negotiation with the Board. The Compensation Committee allowed the management team—Mr. Levin’s direct subordinates who benefitted from executive awards approved at the same time—to control the process, to select the Committee’s compensation advisor, and to ensure that the Compensation Package furthered Mr. Levin’s interests while protecting the process from outside scrutiny. In the two years before adopting the Compensation Package, seven directors departed, including five who resigned mid-term. All but one left without providing the public with any detailed explanation for the decision. Mr. Levin capitalized on his position and chose to appoint directors hand-picked to serve his interests.

The Board not only failed to take adequate steps to disable the overbearing control of Mr. Levin over the negotiations, but the members of the Board themselves labored under disabling conflicts of interests. J. Morgan Rutman, the one director not beholden to Mr. Levin, was excluded from the Compensation Committee’s deliberations.

Yet the Committee invited Bharath Srikrishnan, a director who was not a member on the Compensation Committee, to participate in the deliberations regarding management’s compensation even though Sculptor was investing and supporting his special purpose acquisition company. Meanwhile, Marcy Engel, chair of the Compensation Committee and the Board, saw her compensation increase dramatically during the deliberations over Mr. Levin’s compensation and knew that if she failed to deliver, she risked being booted off the Board. Last but certainly not least, in violation of NASD listing rules, Delaware law, and the Company’s own conflict rules, Wayne Cohen, Mr. Levin’s direct subordinate, provided the deciding vote necessary to approve the Compensation Package under the Company’s governance documents. None of these conflicted directors should have participated in the Board vote.

As a result of these process failures, the Company was not entitled to the protection of the business judgment rule and the result was entirely unfair to Sculptor stockholders. Mr. Rutman, the only Board member to vote against the Compensation Package, resigned his board seat in protest of the deal on February 2, 2022. The public markets likewise recognized the degree to which the Compensation Package transferred value from stockholders to management. The Company’s stock price more than halved in the months after the Board’s approval.

Based on the massive transfer of wealth from the stockholders to Mr. Levin and the process flaws identified by Mr. Rutman, on April 28, 2022, the Founders demanded to inspect Sculptor’s books and records to investigate potential wrongdoing and conflicts of interest relating to the approval of the Compensation Package. After the Company failed to produce all the records necessary to investigate the Founders’ concerns, the Founders filed a verified complaint pursuant to 8 Del. C. § 220 on August 24, 2022. The Founders and Sculptor settled that 220 lawsuit on November 17, 2022, with Sculptor agreeing to produce additional books and records relevant to the negotiation and approval of the Compensation Package.

II.	Sculptor Agrees To Conduct A Strategic Process That Should Have Rewarded Stockholders Rather Than Management

In conjunction with the settlement, the Company announced that a Special Committee of directors would explore possible strategic transactions to benefit stockholders. The Founders supported the Special Committee and their sales process, under the condition that any resulting transaction delivers a fair price to stockholders and reflects the Company’s untapped value. When asked by the Special Committee, the Founders have been clear that any deal should benefit all stockholders and remedy the self-inflicted damage caused by the Board and management. The Founders urged the Special Committee to reach a deal that would remediate the precipitous drop in Sculptor’s stock price triggered by the Board’s approval of the Compensation Package and enable stockholders to share in future value creation. The Special Committee did not.

III.	The Board and Sculptor’s Officers Likely Breached Their Duties By Approving The Merger

The Merger does not appear to reflect the result of a functioning strategic process reasonably designed to maximize stockholder value.

First, as disclosed in the Preliminary Proxy, the Special Committee consisted of only two directors, Marcy Engel and Charmel Maynard. Because only two directors serve on the Special Committee, each must be independent for the committee to be effective at cleansing the Merger of any conflicts. On the contrary, both Special Committee directors were subject to a potential lawsuit from the Company for breaching their fiduciary duty in connection with the Compensation Package, giving them a unique personal interest in the Merger that would effectively eliminate that risk. In addition, Ms. Engel has a demonstrated history of capitulating to Mr. Levin’s demands, even when those demands came at the expense of the public stockholders.

Second, as has been publicly reported, the Founders know of third-party bidders who approached Sculptor about strategic transactions that would not reaffirm the harm that the Compensation Package inflicted upon the Company’s equity value. Those bidders advised the Founders that the Company’s off-market compensation arrangements should be adjusted to maximize the equity value of the deal, and that the Company’s refusal to change them stood as an obstacle to a successful bid. The Preliminary Proxy confirms as much, disclosing that the Special Committee summarily concluded that the bidders who did not wish to retain Mr. Levin would be unable to obtain client consents to the transaction. But there is no indication that the Special Committee took any steps to test this hypothesis or to reduce the client-consent contingency necessary for the transaction (and thereby put any such consent risk on the bidder). Instead, they used this “key man” issue as an excuse to defer to Mr. Levin’s interests. And even if the “key man” risk were real, the Board then failed to take steps necessary to negate the improper influence that Mr. Levin could exert over the sale process due to the control he obtained from these contractual arrangements, his position as CEO and CIO, and as a significant stockholder of the Company.

The Special Committee’s failure to determine the scope of the purported “key man” risk, or to negate the influence and control by Mr. Levin due to that risk, suggests that the Special Committee was open only to deals that effectively preserved management’s compensation as a result of Mr. Levin exercising substantial control over the process. As a result, Rithm and all other bidders had to negotiate under the cloud of the Compensation Package, and therefore valued the Company based upon that albatross.

Third, in valuing the Company at $11.15 per share of common stock, the Merger crystallizes the losses stockholders suffered due to the exorbitant and off-market terms provided in the Compensation Package. In fact, the announced sales price appears to be over a dollar per share less than what outside analysts have suggested stockholders would have received had the Company’s assets simply been sold piecemeal in March 2022.2 The Public Merger Consideration is also substantially less than what other parties have suggested that they would have bid had the Special Committee included them in the process. Although the Company’s press release promoted the ultimate sales price as a 31% premium to its November 17, 2022 stock price, it is instead a 44% penalty from the Company’s stock price on December 17, 2021.

Fourth, the Merger retains Mr. Levin and his management team to the detriment of stockholders. Announced details of the Merger confirm that Mr. Levin is to retain control of Sculptor as a sub-unit of Rithm and serve as the Chief Investment Officer. The Preliminary Proxy revealed that Rithm itself had tentatively offered $12.00 per share as Public Merger Consideration presuming that it had accurately estimated the cost of compensating the Sculptor management team. Preliminary Proxy at 56. Rithm ultimately lowered its sale price to $11.00, an 8% reduction, due to its belief that a retention bonus and long-term incentive plan would be needed to retain Sculptor’s leadership team. Concurrently, Rithm entered separate negotiations with Mr. Levin concerning his own compensation requirements. Id.3

[2]	William R. Katz, et al., Citi Research, Sculptor Capital Management: Are the Parts Worth More Than Their Sum? (Mar. 10, 2022).
[3]

The Preliminary Proxy disingenuously suggests that Rithm’s decision to drop the offer price from $12 to $11 excluded any consideration of Mr. Levin’s compensation. But that cannot possibly be accurate because Mr. Levin’s compensation reflects by far the biggest compensation expense for any potential bidder interested in the Company and, at the time that Rithm dropped the price, it had yet to negotiate a new deal with Mr. Levin.

The Merger’s ultimate compensation arrangement affirms the Compensation Package and converts the executive team’s vested and unvested shares to cash awards, providing immediate liquidity and equating to a payday of tens of millions of dollars. In addition, the Merger permits Mr. Levin to continue to vest his unvested awards based on the Public Merger Consideration. The Merger also guarantees Mr. Levin his unvested compensation in the event that he cannot negotiate an even better deal with Rithm. In particular, the Merger grants Mr. Levin a “walk-away” right that cashes out his unvested compensation awards unmoored from performance targets. Because the Merger provides Mr. Levin both a guaranteed floor and only upside from there, Mr. Levin’s interests in seeing the Merger approved are entirely misaligned from the interests of public stockholders in securing the best transaction reasonably available.

Fifth, the Merger fails to compensate the public stockholders for the valuable derivative claims the Company has against Mr. Levin and the Board. The Compensation Package provided $145.8 million to Mr. Levin in 2021 alone—approximately 23% of the total consideration that Rithm now offered to Sculptor stockholders in the Merger. It is reasonable to expect that Rithm has no interest in pursuing the derivative claims that the Company has against Mr. Levin and the Board. Further, nothing in the Company’s disclosures acknowledges that Mr. Levin and the Board would also personally benefit because of the Merger’s extinguishing of such claims. In fact, Mr. Levin’s agreement with Rithm expressly purports to release him from claims arising from his role in negotiating the Compensation Package. Preliminary Proxy at 98. Yet, the Preliminary Proxy demonstrates that the Special Committee did not factor the value of the derivative claims as part of management’s financial projections (which the committee provided to Rithm), and likewise failed to negotiate for any additional merger consideration to compensate the public stockholders for abandoning the Company’s valuable claims against Mr. Levin and the Board.

Sixth, the Merger improperly skews the required stockholder votes in favor of the preferred outcome for the Board, the management team, and Rithm. In addition to the generous compensation arrangements, Rithm secured Voting Agreements with certain of the Company’s executives, namely Mr. Levin, Mr. Cohen, Brett Klein, and Peter Wallach, who collectively hold approximately 26% of the voting power of the Company. These voting commitments place the Merger over halfway to achieving the statutorily required stockholder vote.

At the same time, Rithm and the Special Committee seek to exclude the Founders and other Class A Unit Holders from the Disinterested Vote intended to approve the transaction. The Preliminary Proxy seeks to justify such exclusion by pointing to the mere potential for a rollover arrangement for Class A Unit Holders, yet Rithm has not reached a rollover agreement with the Founders or any other Class A Unit Holders, and absent such an arrangement, the Class A Unit Holders would be in the same financial position as all other non-affiliated stockholders. Rithm and the Board may not pick and choose how to count which independent stockholders must give their approval to the Merger, much less by excluding the long-term stockholders most likely to oppose the Merger. Indeed, the Company’s governing documents require that the holders of Class A Common Stock and Class B Common Stock (including the Class A Unit Holders) vote on the same terms on all company matters—which would certainly include the Disinterested Vote. Absent the votes of the Class A Unit Holders, who hold an equivalent number of shares of Class B Common Stock, the Disinterested Vote violates the Company’s governance documents and cannot cleanse the self-dealing by the Company’s fiduciaries.

The Founders thus have serious concerns about the Board and the Special Committee’s consideration and approval of the Merger, the participation of the Company’s officers in the sale process, the fairness of the consideration offered to the Company’s stockholders, the completeness of the Company’s disclosures to stockholders, and the propriety of the voting arrangements related to the Merger. The information regarding the Merger that is currently available suggests that the Board permitted an egregious process and allowed the management team to divert value to themselves instead of the public stockholders. Indeed, the recent record indicates that the market believes the Board could have obtained additional value for the public stockholders, with the shares of the Company’s Class A common stock closing above the Public Merger Consideration, at $11.81 per share as of August 21, 2023. As a result, there is a proper basis to seek further information from the Company.

DEMAND PURPOSES

The Founders hereby demand that Sculptor permit them, through counsel, to inspect certain books and records under Section 220(b) of the Delaware General Corporation Law (“DGCL”). The Founders seek to investigate potential breaches of fiduciary duty and other wrongdoing related to the Special Committee and the Board’s approval of the Merger and the Voting Agreements, to evaluate the fairness of the Merger and the independence of the Special Committee, to determine the accuracy and sufficiency of the Company’s public disclosures, and to communicate with other stockholders. See Kosinski v. GGP Inc., 214 A.3d 944, 952-57 (Del. Ch. 2019). Each of these is individually a proper purpose under Delaware law that is reasonably related to the Founders’ interest as stockholders of the Company. See id. at 952; see also Mudrick Cap. Mgmt., L.P. v. Globalstar, Inc., 2018 WL 3625680, at *9 (Del. Ch. July 30, 2018) (granting inspection of records to investigate propriety of voting agreements).

Specifically, the Founders seek inspection for the following purposes:

i.

to investigate possible breaches of fiduciary duty, mismanagement, waste, other wrongdoing, and/or violations of law by members of the Board, the Special Committee, and the Company’s officers in connection with (1) the sales process conducted by the Special Committee, and (2) the approval of the Merger;

ii.

to investigate possible breaches of fiduciary duty, mismanagement, waste, other wrongdoing, and/or violations of law by the Board, the Special Committee, and the Company’s officers with respect to the negotiation, execution, and approval of the compensation arrangements, stock options and future compensation for Sculptor’s executives pursuant to the Merger or any strategic alternatives;

iii.

to investigate possible breaches of fiduciary duty, mismanagement, waste, other wrongdoing, and/or violations of law by the Board, the Special Committee, and the Company’s officers with respect to the negotiation, execution, and approval of the Voting Agreements among and between Rithm and certain Sculptor executives, including Mr. Levin, and of the terms of the Disinterested Vote;

iv.	to investigate the possible aiding and abetting by Rithm in the potential breaches of fiduciary duty by the Board and the Company’s officers;

v.	to use information obtained through inspection to evaluate the fairness of the Merger and any possible litigation with respect to the above-mentioned matters;

vi.

to assess the veracity and completeness of the Company’s public disclosures concerning the Merger, the related Voting Agreements, and the compensation arrangements, stock options and future compensation for Sculptor’s executives pursuant to the Merger or any strategic alternatives, including disclosures in the Company’s July 24, 2023 8-K and the Preliminary Proxy; and

vii.

to communicate with other stockholders regarding matters relating to their interests as stockholders so that they may effectively address any mismanagement or improper conduct including through voting to oppose the transaction, litigation, or by other corrective measures.

BOOKS AND RECORDS DEMANDED

In accordance with Section 220(b) of the Delaware General Corporation Law, the Company must produce for inspection the books and records requested in the possession of the Company, its subsidiaries, affiliates, directors, advisors, agents, or any other person or entity subject to the Company’s control.4 The Founders have continuously held Sculptor stock, and have been holders of record of shares of Class B common stock, since the Company went public in 2007. The Founders have appointed Dechert LLP as their attorneys-in-fact and agent for purposes of this demand, and they attest in the attached verification that this letter sets forth a true and accurate statement of the reasons why they seek to review the Company’s books and records. See Ex. 1.

The Founders hereby demand that the Founders and their attorneys, representatives, and agents be given, during regular business hours, the opportunity to inspect or receive from the Company the following books and records, and to make copies or extracts therefrom:

1.	Board Materials[5] relating to the origins, reasons for, and negotiation of the Merger, including any consideration of any other strategic alternatives.

[4]

For purposes of the demand, “books and records” as used herein is defined as broadly as possible under the DGCL and applicable Delaware case law and includes, without limitation, any and all documents (both physical and digital), including correspondence concerning the demanded categories, whether sent via mail, facsimile, electronic communication (including but not limited to email), or otherwise.

[5]

“Board Materials” include (without limitation) minutes of and documents provided at, considered at, discussed at, or prepared or disseminated, in draft or final form, in connection with, in anticipation of, or as a result of any meeting, whether formal or informal, of the Board, or of an formal or informal subcommittee of the Board, including, without limitation, all presentations, Board packages, recordings, agendas, preparation materials, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, summaries of meetings, and resolutions. This request includes Board Materials hosted on electronic portals or platforms, including, without limitation, any edits, notes, comments, or communications, hosted on such portal or platform.

2.

All minutes, recordings, notes, discussions, exhibits, presentations, consents or resolutions, and all drafts of such documents, relating to any meeting or action of the Board, including any committee or subcommittee thereof and the Special Committee, addressing or discussing any of the following subjects:

a.	the Merger, the Merger Agreement, the Compensation Package, any of the Voting Agreements, or any of the stockholder votes relating to the Merger;

b.	the establishment of the Special Committee and its membership;

c.	the strategic process by which the Company was to explore strategic transactions; and,

d.	any alternatives to the Merger, including but not limited to all indications of interest for, or alternatives regarding, a potential transaction.

3.

All documents and communications relating to the negotiation of the treatment of the Compensation Package and compensation arrangements, stock options and future compensation for Sculptor’s executives pursuant to the Merger or any strategic alternatives.

4.	All documents and communications relating to the negotiation of the Voting Agreements or the terms of the Disinterested Vote.

5.

All documents reflecting any consideration of or communications regarding the Company’s potential claims arising from or related to the Compensation Package, including whether the Public Merger Consideration reflects value attributable to those potential claims.

6.

All documents concerning the Company’s policies or procedures or “rules of the road” regarding the involvement of Sculptor management during the negotiation or consideration of the Merger, any strategic alternatives, or indications of interest regarding a potential strategic alternative.

7.

All communications between (i) the Company, the Board, or the Special Committee and (ii) Rithm concerning the Merger, the Merger Agreement, the treatment of the Compensation Package and the compensation arrangements, any of the Voting Agreements, or any of the stockholder votes relating to the Merger.

8.

All communications sent to, from, or among James Levin, Wayne Cohen, Dava Ritchea, Brett Klein, and/or Peter Wallach concerning the Merger, the Merger Agreement, any of the Voting Agreements, any of the stockholder votes relating to the Merger, or any strategic alternatives, including without limitation employment and compensation arrangements related to any of those topics.

9.	All documents provided by the Company to any third party regarding the following subjects:

a.	the Merger, the Merger Agreement, the Compensation Package, or any of the Voting Agreements;

b.	the establishment of the Special Committee and its membership;

c.	the strategic process by which the Company was to explore strategic transactions;

d.	any alternatives to the Merger, including but not limited to all indications of interest or proposals for a potential alternative transaction.

10.

The “fairness opinions” prepared by J.P. Morgan Securities LLC and PJT Partners LP and any drafts, presentations, valuations, analyses or other materials prepared by either entity for presentation to the Board or the Special Committee in connection with the Merger or any alternatives, including any conflicts disclosures provided to the Board or the Special Committee.

These requests are reasonable in scope, given the purposes identified above. The Founders reserve their right to modify these requests, or to supplement this Demand with additional requests.

INSTRUCTIONS FOR COMPLIANCE

Please advise us when and where the items demanded above will be made available for inspection. If Sculptor contends that this demand is incomplete or is otherwise deficient in any respect, please notify me in writing immediately, setting forth the facts that the Company contends supports its position, and any additional information believed to be required. In the event that the Company does not respond to this letter or fails to permit inspection and copying of the demanded documents within five (5) business days from receipt of this Demand, then the Founders will seek appropriate relief to the fullest extent permitted by law.

Given the expedited nature of the Merger and the timeline for stockholders to consider their rights, the Founders request that the items demanded be produced within five (5) business days, and are willing to pay the reasonable costs of copying any books and records. The Founders are further willing to execute a confidentiality agreement in the form attached as Exhibit 2 in connection with the Company’s production of the information demand. The attached agreement is substantively identical to the confidentiality agreement to which the Founders agreed in connection with their April 28, 2022 inspection demand.

Sincerely,

/s/ Andrew J. Levander